Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

February 2014

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated February 20, 2014, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: February 20, 2014	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and
General Counsel

Q4 2013 Results

The Hague – February 20, 2014

Aegon delivers strong underlying earnings, sales and value of new business

•	Solid growth in underlying earnings before tax

•	Underlying earnings up 7% to EUR 491 million, driven by business growth, higher equity markets and one-time items, partly offset by unfavorable currency exchange rates

•	Fair value items loss of EUR 260 million, due to impact of rising equity markets and interest rates on hedging programs, and effect of tightening credit spreads on valuation of liabilities

•	Net income declines to EUR 174 million, mainly as a result of fair value losses

•	Return on equity down to 6.9%, driven by the increase of shareholders’ equity

•	Continued high level of deposits, driven by variable annuities, pensions and asset management

•	Gross deposits up 15% to EUR 10.6 billion, driven by variable annuities and pensions in US and asset management; net deposits, excluding run-off businesses, more than double to EUR 2.0 billion

•	New life sales of EUR 480 million; down 29% due to exceptional sales level in UK and NL last year

•	Accident & health and general insurance sales decrease 6% to EUR 199 million due to lower production in the Netherlands and unfavorable currency exchange rates

•	Market consistent value of new business increases significantly to EUR 268 million, as a result of higher interest rates, increased sales volumes and continued management actions to improve margins

•	Capital position remains strong; supported by operational cash flows

•	Solvency ratio of 212%, reflecting strong local capital positions

•	Holding excess capital increases to EUR 2.2 billion; EUR 0.9 billion committed to deleveraging in 2014

•	Operational free cash flows of EUR 228 million; market impacts and one-time items of EUR (76) million

•	Proposed final dividend of EUR 0.11 per share – total 2013 dividend increase of 5% compared to 2012

Statement of Alex Wynaendts, CEO

“Solid results this quarter completed a good year for Aegon and provide clear evidence that we are delivering on our objective of growing our business profitability. Again we achieved a strong set of underlying earnings, sales, and value of new business. Net income was impacted by fair value losses, mostly related to hedges to protect our capital position. Capital levels and cash flows remain strong, enabling us to continue to grow our business and enhance our ability to better serve our customers.

“We continue to innovate at all levels of the organization to better engage with our customers and improve both the efficiency of our business and the competitiveness of our products. Notable actions this quarter included a second longevity transaction in the Netherlands to reduce risk, further enhancing our leadership in the Dutch pension market. We also received further recognition for exceptional products and levels of service in our other key markets in the United States and the United Kingdom.

“We are pleased to announce a final dividend of eleven eurocents per share, in line with our stated objective of sustained dividend growth, in what remains an uncertain economic environment. Looking ahead, we are confident that the actions we have taken, together with the strength of our businesses and capital position, will allow us to continue to meet the growing needs of our customers across all our businesses.”

Key performance indicators

amounts in EUR millions b)	Notes	Q4 2013	Q3 2013%		Q4 2012%		FY 2013	FY 2012%
Underlying earnings before tax	1	491	531	(8)	461	7	1,945	1,851	5
Net income	2	174	227	(23)	431	(60)	849	1,582	(46)
Sales	3	1,741	1,697	3	1,813	(4)	7,151	6,725	6
Market consistent value of new business	4	268	285	(6)	204	31	986	619	59
Return on equity	5	6.9%	9.9%	(30)	7.4%	(7)	7.4%	7.4%	—

Media relations	Investor relations
Robin Boon	Willem van den Berg
+ 31 (0) 70 344 8956	+ 31 (0) 70 344 8305
gcc@aegon.com	ir@aegon.com

STRATEGIC HIGHLIGHTS

•	Second capital markets transaction reduces longevity risk in the Netherlands

•	Accounting changes implemented per January 1, 2014, improve consistency, comparability and transparency; call of USD 550 million capital securities

•	Awards won across the organization for service and innovation

Aegon’s ambition

Aegon continues to pursue its strategic aim to be a leader in all of its chosen markets, supported by four strategic objectives embedded in all Aegon businesses: Optimize portfolio; Deliver operational excellence; Enhance customer loyalty; and Empower employees. These provide the strategic framework for the company’s ambition to become the most-recommended life insurance and pension provider by customers and business partners, as well as the most-preferred employer in the sector.

Optimize portfolio

Aegon completed its second longevity transaction, laying off additional longevity risk and solidifying its leadership position in the Dutch pension market. The transaction covers EUR 1.4 billion of reserves in the Netherlands and follows the longevity hedge on EUR 12 billion of reserves completed in January 2012. Aegon will continue to pursue ways to develop this market and manage its longevity risk efficiently.

In the United Kingdom, Aegon fully integrated Novia Investment Service, a company set up in 2011 to build and administer the Aegon Retirement Choices (ARC) platform, which now has over GBP 1.3 billion of assets under management. Aegon will obtain all intellectual rights to the platform and retain the talent involved in its development. The move further emphasizes Aegon’s commitment to the UK market.

A new investment fund, Dutch Mortgage Fund, has been established by Aegon Asset Management, leveraging Aegon’s retail mortgage expertise in the Netherlands to provide a new asset class to investors. This longer duration asset class is particularly attractive to pension funds and has already attracted more than EUR 700 million of deposits.

Deliver operational excellence

Aegon has successfully executed on cost savings programs throughout the organization over the past few years. At the same time, the company continues to make investments in new technology and processes that will ensure continued improvements in operational efficiency.

In the Netherlands, after making investments to improve its accessibility and efficiency, the Aegon Intermediary Portal (AIP) received more than one million visitors, up 32% from 2012. The platform was redesigned to make it easier for intermediaries to submit applications and make changes to policyholder accounts – resulting in higher client satisfaction and reduced long-term expenses.

An example of the long-term benefit of investments in technology is Aegon’s pension platform in the United States. Investments made a decade ago to develop a fully scalable platform have contributed to higher than market-average growth and consistent top scores for client satisfaction. Once again in 2013, Transamerica Retirement Solutions was a leader in the Plansponsor defined contribution awards, winning 47 “Best in Class” cups.

Aegon will continue to make investments in technology and process improvements as part of its focus on becoming a leader in its chosen markets.

Enhance customer loyalty

Aegon believes that creating a customer-centric culture will enable it to grow further by responding to changing markets and customer behaviors. A key element of Aegon’s strategy is to get closer to its customers by increasing innovation at all levels of the organization.

In China, Aegon-CNOOC received three awards reflecting greater focus on service and product innovation: the 2013 Service Innovation award from the Shanghai Excellent Service Insurance Corporation; the Most Innovative Product award from the 2013 Insurance Industry Billboard; and the Best Growing Potential award from the 2013 Insurance Corporation.

In India, where Aegon Religare is the market leader in online insurance, the company’s drive to improve the customer experience led to a special “customer engagement day” in which around 6,000 customers were invited to Aegon Religare branch offices. Feedback received from such activities lead to better service levels and more customer-driven products. One such product is iGuarantee, India’s first online guaranteed insurance plan. The product provides the security customers are looking for with a simple application process involving only three questions and no medical examination.

In the Netherlands, Aegon Bank has improved its score on the AFM (Authority for the Financial Markets) annual review of how well banking products meet customers’ interests from below to above industry average in 2013. Also in the Netherlands, Aegon won the “Gouden Spreekbuis” awards for the Best Mortgage Lender and Best Mortgage Broker, recognized for its exceptional service toward both consumers and intermediaries.

Empower employees

Aegon continues to implement processes to help employees better understand how they contribute to Aegon’s strategy. The success of these initiatives is measured, in part, with the annual global employee survey, which was conducted for the third consecutive year with an impressive 88% of employees throughout the world participating.

In the United States, Transamerica Retirement Solutions was named one of the “Best Places to Work” in the money management industry (Pensions & Investments’ Magazine). The magazine noted that even during a year that saw the merger of three divisions and two sales forces, employees remained well-informed and felt part of the process.

Accounting changes and call of capital securities

On January 22, 2014, Aegon announced changes to its accounting policies related to deferred policy acquisition costs and longevity reserves. The changes are effective as of January 1, 2014, and aim to improve the consistency, comparability and transparency of Aegon’s financial results. The retrospective adoption of these accounting changes is expected to decrease shareholders’ equity by between EUR 2.2 and 2.5 billion per January 1, 2014, and increase underlying earnings before tax by approximately EUR 80 million in 2014. Aegon will publish its restated accounts in mid-April 2014.

To mitigate the adverse effect of the accounting changes on Aegon’s gross financial leverage ratio, the company has called for the redemption of USD 550 million perpetual capital securities, effective March 15, 2014. The call of the perpetual capital securities will reduce the group IGD solvency ratio by approximately six percentage points but the reduced leverage and interest expenses will keep the company on track to manage its gross financial leverage ratio and fixed charge coverage to within its target range by the end of 2014.

Financial overview c)

EUR millions	Notes	Q4 2013	Q3 2013%		Q4 2012%		FY 2013	FY 2012%
Underlying earnings before tax
Americas		327	371	(12)	352	(7)	1,369	1,366	—
The Netherlands		110	85	29	85	29	355	325	9
United Kingdom		21	26	(19)	27	(22)	98	110	(11)
New Markets		49	74	(34)	52	(6)	236	274	(14)
Holding and other		(15)	(25)	40	(55)	73	(113)	(224)	50

Underlying earnings before tax		491	531	(8)	461	7	1,945	1,851	5

Fair value items		(260)	(493)	47	(77)	—	(1,309)	11	—
Realized gains / (losses) on investments		104	202	(49)	149	(30)	502	407	23
Impairment charges		(1)	(45)	98	(58)	98	(121)	(176)	31
Other income / (charges)		(33)	(42)	21	106	—	(52)	(162)	68
Run-off businesses		14	1	—	(15)	—	14	2	—

Income before tax		315	154	105	566	(44)	979	1,933	(49)
Income tax		(141)	73	—	(135)	(4)	(130)	(351)	63

Net income		174	227	(23)	431	(60)	849	1,582	(46)

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		173	227	(24)	431	(60)	846	1,581	(46)
Non-controlling interests		2	—	—	—	—	3	1	200

Net underlying earnings		361	495	(27)	357	1	1,541	1,424	8

Commissions and expenses		1,453	1,447	—	1,465	(1)	5,809	5,765	1
of which operating expenses	11	850	830	2	835	2	3,328	3,177	5

New life sales
Life single premiums		2,085	1,282	63	2,058	1	6,510	5,411	20
Life recurring premiums annualized		271	283	(4)	471	(42)	1,260	1,414	(11)

Total recurring plus 1/10 single		480	412	17	677	(29)	1,911	1,955	(2)

New life sales
Americas	12	113	116	(3)	148	(24)	464	520	(11)
The Netherlands		95	23	—	166	(43)	206	246	(16)
United Kingdom		213	222	(4)	306	(30)	1,014	936	8
New markets	12	58	51	14	57	2	228	253	(10)

Total recurring plus 1/10 single		480	412	17	677	(29)	1,911	1,955	(2)

New premium production accident and health insurance		181	167	8	196	(8)	746	768	(3)
New premium production general insurance		18	16	13	16	13	61	55	11

Gross deposits (on and off balance)
Americas	12	7,062	7,957	(11)	6,615	7	28,424	27,042	5
The Netherlands		329	278	18	282	17	1,338	1,484	(10)
United Kingdom		62	99	(37)	15	—	281	37	—
New markets	12	3,179	2,690	18	2,334	36	14,287	10,909	31

Total gross deposits		10,632	11,024	(4)	9,246	15	44,330	39,472	12

Net deposits (on and off balance)
Americas	12	1,203	2,576	(53)	788	53	6,578	3,491	88
The Netherlands		(87)	(64)	(36)	(248)	65	(199)	(979)	80
United Kingdom		38	80	(53)	5	—	211	(3)	—
New markets	12	885	826	7	446	98	4,089	3,637	12

Total net deposits excluding run-off businesses		2,039	3,418	(40)	991	106	10,678	6,146	74
Run-off businesses		(164)	(485)	66	(601)	73	(2,366)	(2,541)	7

Total net deposits		1,876	2,933	(36)	390	—	8,312	3,605	131

Revenue-generating investments

	Dec. 31, 2013	Sept. 30, 2013%
Revenue-generating investments (total)	475,285	468,973	1

Investments general account	135,409	137,419	(1)
Investments for account of policyholders	165,032	161,165	2
Off balance sheet investments third parties	174,843	170,389	3

OPERATIONAL HIGHLIGHTS

Underlying earnings before tax

Aegon’s underlying earnings before tax in the fourth quarter of 2013 increased 7% to EUR 491 million compared to the fourth quarter of 2012. Business growth and deleveraging, the positive effects of favorable equity markets and the net positive impact of one-time items, more than offset the impact of unfavorable currency exchange rates.

Underlying earnings from the Americas declined 7% compared to the fourth quarter of 2012 to EUR 327 million. This was mainly due to one-time charges of EUR 25 million and unfavorable currency exchange rates, which more than offset growth in Variable Annuities and Pensions. At constant currencies, underlying earnings declined 3%.

In the Netherlands, underlying earnings increased to EUR 110 million. This was mainly the result of a benefit resulting from observed mortality of EUR 25 million, which more than offset a lower result from Non-life, which was caused mainly by a major storm in October and large fires.

Underlying earnings from Aegon’s operations in the United Kingdom amounted to EUR 21 million in the fourth quarter of 2013. The positive impact of higher equity markets and EUR 6 million of non-recurring items was more than offset by investments in technology and adverse persistency.

Underlying earnings from New Markets declined 6% to EUR 49 million. Higher earnings in Asia were more than offset by the introduction of the insurance tax in Hungary and divestments.

Total holding costs decreased 73% to EUR 15 million, mainly as a result of lower net interest costs following debt redemptions, lower operating expenses and a one-time gain of EUR 18 million related to interest on taxes.

Net income

Net income decreased to EUR 174 million as higher losses from fair value items and lower other income more than offset higher underlying earnings and lower impairments.

Fair value items

The results from fair value items amounted to a loss of EUR 260 million. The loss was mainly driven by macro hedges in the Americas and the guarantee portfolio in the Netherlands.

The loss on fair value hedges without an accounting match under IFRS was EUR 123 million. This was mainly driven by the loss on the equity hedges in the Americas, which have been set up to protect Aegon’s capital position, as a result of the strong equity market performance in the fourth quarter of 2013. Aegon has restructured its equity hedges as the equity collar hedge expired at the end of the year. An annualized equity market return of 8%, in line with Aegon’s economic assumptions, would result in a quarterly pretax loss of approximately EUR 45 million.

Fair value hedging with an accounting match, which include the hedges on Aegon’s GMWB variable annuities block and on guarantees provided in the Netherlands, contributed to a loss of EUR 148 million. This was mainly the result of model refinements and the tightening of Aegon’s credit spread.

Fair value investments outperformed by EUR 67 million, mainly driven by alternative investments. Other fair value items contributed to a loss of EUR 56 million, primarily the result of the negative impact of the decline of Aegon’s credit spread on the valuation of the outstanding medium term notes.

Realized gains on investments

Realized gains on investments amounted to EUR 104 million and were primarily driven by adjustments to the asset mix in the Netherlands to bring it in line with the new regulatory yield curve and selective de-risking.

Impairment charges

Impairments improved to EUR 1 million, as impairment losses were largely offset by recoveries on investments in subprime residential mortgage-backed securities in the United States and model refinements on mortgages in the Netherlands.

Other income

Other charges amounted to EUR 33 million. Restructuring charges were EUR 34 million, and mainly driven by the Americas and the United Kingdom. During the fourth quarter, the Polish parliament approved the new pension legislation, with a few amendments. These were more adverse than anticipated, resulting in an additional impairment on intangibles of EUR 10 million.

Run-off businesses

The results of run-off businesses improved to EUR 14 million, mainly due to a non-recurring DAC true-up of EUR 11 million in BOLI/COLI.

Income tax

Income tax amounted to EUR 141 million in the fourth quarter. The effective tax rate on underlying earnings for the fourth quarter of 2013 was 26%. The effective tax rate on total income was 45% driven by a tax charge of EUR 50 million in the Americas related to hedging losses in 2013.

Return on equity

Return on equity declined to 6.9% for the fourth quarter of 2013, as slightly higher net underlying earnings were offset by the increase of shareholders’ equity compared to the fourth quarter of 2012. Return on equity for Aegon’s ongoing businesses, excluding the run-off businesses, amounted to 7.6% over the same period.

Operating expenses

In the fourth quarter, operating expenses increased 2% to EUR 850 million mainly as a result of higher technology investments and restructuring costs in the Americas and United Kingdom.

Sales

Compared to the fourth quarter of 2012, Aegon’s total sales declined 4% to EUR 1.7 billion as higher gross deposits were more than offset by lower new life sales. Gross deposits increased 15%, driven by the variable annuity and retirement business in the United States and Aegon Asset Management. Net deposits, excluding run-off businesses, more than doubled to EUR 2.0 billion and were primarily driven by variable annuity deposits in the United States and higher net deposits in Aegon Asset Management. New life sales were down 29%, driven mainly by lower pension production in the United Kingdom and the Netherlands as production was exceptionally high in the fourth quarter of 2012. In addition, in the Americas, new life sales were down 19%, primarily driven by lower universal life sales due to product withdrawals and product redesign, resulting from the focus on value creation, as well as adverse currency movements.

Market consistent value of new business

The market consistent value of new business increased strongly by 31% to EUR 268 million mainly as a result of strong sales growth and higher margins in the United States.

Revenue-generating investments

Revenue-generating investments increased 1% during the fourth quarter of 2013 to EUR 475 billion, driven by continued net inflows and higher equity markets. At constant currencies, the increase was 2%.

Capital management

Shareholders’ equity decreased EUR 0.4 billion compared to the end of the third quarter of 2013 to EUR 20.0 billion at December 31, 2013. This was driven by unfavorable currency exchange rates and higher interest rates, resulting in lower revaluation reserves. The revaluation reserves declined by EUR 0.4 billion to EUR 3.0 billion. Aegon’s shareholders’ equity, excluding revaluation reserves and defined benefit plan remeasurements, amounted to EUR 17.7 billion.

The gross leverage ratio was stable at 30.1% in the fourth quarter. Excess capital in the holding increased to EUR 2.2 billion, as dividends of EUR 0.8 billion received mainly from the Americas and Netherlands, more than offset interest payments, operating expenses and a capital contribution to the United Kingdom of EUR 0.2 billion.

Shareholders’ equity per common share, excluding revaluation reserves and defined benefit plan remeasurements, amounted to EUR 8.40 at December 31, 2013.

At December 31, 2013, Aegon’s Insurance Group Directive (IGD) ratio increased to 212%, mainly driven by capital generation in the fourth quarter. The capital in excess of the S&P AA threshold in the United States decreased by USD 0.4 billion to USD 0.5 billion, as earnings for the quarter were more than offset by a dividend payment to the holding. The IGD ratio, excluding Aegon Bank, in the Netherlands was slightly down to ~240%, mainly driven by a dividend payment to the holding. The Pillar I ratio in the United Kingdom, including the with-profit fund, was ~150% at the end of the fourth quarter of 2013. This was up from ~140% at the end of the third quarter of 2013, mainly reflecting EUR 0.2 billion of capital received from the holding.

On January 22, 2014, Aegon announced that it will call for the redemption of junior perpetual capital securities with a coupon of 6.875% issued in 2006. The redemption will be effective March 15, 2014, when the principal amount of USD 550 million will be repaid with accrued interest.

Cash flows

Operational free cash flows were EUR 228 million in the fourth quarter of 2013. Excluding one-time items of EUR (113) million and market impacts of EUR 36 million, operational free cash flows amounted to EUR 304 million. The one-time items included unfavorable timing of reserve financing for term and universal life business in the Americas, valuation adjustments in the Netherlands and project costs in the United Kingdom. The impact of market movements during the fourth quarter mainly resulted from lower credit spreads.

Aegon received EUR 0.8 billion of dividends from its operating units during the fourth quarter of 2013, split between EUR 0.4 billion from the Americas, EUR 0.3 billion from the Netherlands and EUR 0.1 billion from Aegon Asset Management and Central & Eastern Europe. A contribution of EUR 0.2 billion was paid to the United Kingdom.

Final dividend 2013

At the Annual General Meeting of Shareholders on May 21, 2014, the Supervisory Board will, absent unforeseen circumstances, propose a final dividend for 2013 of EUR 0.11 per common share. The final dividend will be paid in cash or stocks at the election of the shareholder. Aegon will neutralize the dilutive effect of the stock dividend on earnings per share. The value of the stock dividend will be approximately equal to the cash dividend.

If the proposed dividend is approved by shareholders, Aegon shares will be quoted ex-dividend on May 23, 2014. The record date for the dividend will be May 27, 2014. The election period will run from May 30 up to and including June 13, 2014. The stock fraction for the stock dividend will be based on the average price for the Aegon share on the Euronext Amsterdam stock exchange for the five trading days from June 9 through June 13, 2014. The dividend will be payable as of June 20, 2014.

Annual General Meeting of Shareholders

The record date for attending and voting at the Annual General Meeting of Shareholders of Aegon N.V. is April 23, 2014. The agenda for this meeting will be published on April 9, 2014.

Financial overview, Q4 2013 geographically c)

					Holding,
					other
		The	United	New	activities &
EUR millions	Americas	Netherlands	Kingdom	Markets	eliminations	Total
Underlying earnings before tax by line of business
Life	134	59	31	9	—	233
Individual savings and retirement products	125	—	—	(1)	—	123
Pensions	65	52	(10)	4	—	110
Non-life	—	(6)	—	10	—	4
Distribution	—	6	—	—	—	6
Asset Management	—	—	—	23	—	23
Other	—	—	—	—	(11)	(11)
Share in underlying earnings before tax of associates	3	—	—	3	(4)	3

Underlying earnings before tax	327	110	21	49	(15)	491

Fair value items	(90)	(145)	(6)	2	(21)	(260)
Realized gains / (losses) on investments	27	66	10	1	—	104
Impairment charges	4	3	(2)	(6)	—	(1)
Other income / (charges)	(13)	(6)	2	(11)	(6)	(33)
Run-off businesses	14	—	—	—	—	14

Income before tax	269	28	26	35	(42)	315
Income tax	(111)	(4)	(23)	(11)	8	(141)

Net income	159	23	2	24	(35)	174

Net underlying earnings	239	86	13	34	(12)	361

Employee numbers

	Dec. 31,	Sept. 30,
	2013	2013
Employees	26,891	26,694
of which agents	4,753	4,598
of which Aegon’s share of employees in joint ventures and associates	1,462	1,457

Currencies

Income statement items: average rate 1 EUR = USD 1.3272 (2012: USD 1.2849).

Income statement items: average rate 1 EUR = GBP 0.8484 (2012: GBP 0.8103).

Balance sheet items: closing rate 1 EUR = USD 1.3780 (2012: USD 1.3184).

Balance sheet items: closing rate 1 EUR = GBP 0.8320 (2012: GBP 0.8111).

AMERICAS

•	Underlying earnings before tax decrease 3% to USD 445 million

•	Net income declines to USD 214 million primarily due to hedge losses

•	Sales of life insurance decline 19% to USD 154 million, driven by lower universal life sales due to focus on profitability

•	Gross deposits up 12% to USD 9.6 billion reflecting strong growth in pensions and variable annuities

Underlying earnings before tax

Underlying earnings from the Americas in the fourth quarter of 2013 declined 3% to USD 445 million. Higher earnings from growth in the Variable Annuities and Pension balances, caused by both higher markets and net inflows, were offset by one time charges.

•	Life & Protection earnings declined 4% to USD 180 million. This was driven by adverse persistency experience in the fourth quarter, which resulted in a charge of USD 19 million.

•	Earnings from Individual Savings & Retirement were down 7% to USD 170 million. Variable annuities earnings declined to USD 107 million, as higher fee income from higher account balances was more than offset by model refinements of USD 10 million and the non-recurrence of a one-time gain booked in the fourth quarter of 2012. Fixed annuity earnings declined to USD 52 million, driven by spread compression and a continued portfolio reduction. Earnings from retail mutual funds increased to USD 11 million, as a result of higher account balances.

•	Employer Solutions & Pensions earnings increased 21% to USD 88 million. This was primarily caused by the growth of outstanding balances, which was partially offset by non-recurring expenses of USD 4 million.

•	Earnings from Canada declined to USD 3 million, driven by adverse lapse and mortality experience. Latin America contributed USD 4 million in underlying earnings for the quarter.

Net income

Net income from Aegon’s businesses in the Americas amounted to USD 214 million in the fourth quarter. The improvement in impairments was more than offset by a decline in the results from fair value items, a tax charge of USD 67 million in the Americas, related to hedging losses in 2013, and lower underlying earnings.

Results from fair value items amounted to USD (129) million, mainly driven by the loss on fair value hedges without an accounting match under IFRS of USD 176 million. This was caused by a loss of USD 78 million on the equity macro hedge program and a loss of USD 98 million on the equity collar hedge, mainly driven by the strong increase of the equity markets during the fourth quarter. Aegon has restructured its equity hedges, which have been set up to protect Aegon’s capital position, as the equity collar hedge expired at the end of the year. The estimated quarterly loss of the new hedge is approximately USD 60 million, assuming an annualized equity market return of 8%. The quarterly cost of the new hedge is expected to vary between nil and approximately USD 120 million for a 10% lower and higher equity market return, respectively.

Fair value hedging with an accounting match, which include the hedges on Aegon’s GMWB variable annuities block, contributed a loss of USD 46 million, mainly driven by a decline in Aegon’s credit spread used to calculate its liabilities. Fair value investments outperformed by USD 94 million. Alternative asset performance was USD 74 million above the long-term expected return, primarily driven by the strong performance of private equity and hedge fund investments.

Gains on investments of USD 37 million were mainly realized as a result of prepayment fees on mortgages. Impairments amounted to net recoveries of USD 5 million for the quarter, primarily driven by recoveries on investments in subprime residential mortgage-backed securities. Other charges amounted to USD 16 million, mainly related to restructuring charges.

The results of run-off businesses improved to USD 18 million, mainly driven by a non-recurring DAC true-up of USD 14 million.

Return on capital

In the fourth quarter 2013, the return on average capital, excluding revaluation reserves and defined benefit plan remeasurements, invested in Aegon’s business in the Americas amounted to 6.9%. Excluding the capital allocated to the run-off businesses, return on capital amounted to 7.9%. The return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased 2% to USD 500 million, mainly due to higher investments to expand Aegon’s digital capabilities and restructuring expenses related to Enterprise Business Services, the shared services group set up to extract cost savings through improved economies of scale and enhance overall quality. Excluding these items, operating expenses were stable, as higher costs arising from the strong production in variable annuities were offset by cost savings.

Sales

Gross deposits increased 12% to USD 9.6 billion. Gross deposits in pensions were up 15%, driven by plan takeovers and the focus on retirement readiness by growing customer participation and contributions, partly through expanded use of auto enrollment and auto escalation. Gross deposits in variable annuities were up by 60% compared to the fourth quarter of 2012, mainly driven by Aegon’s continued focus on key distribution partners. The new variable annuity distribution agreement with Edward Jones started production in the fourth quarter. Gross deposits in stable value solutions of USD 0.8 billion were down as stable value balances are targeted to be maintained around current levels.

Net deposits, excluding run-off businesses, were up 62% to USD 1.7 billion in the fourth quarter, driven by strong growth in variable annuities with net deposits of USD 1.3 billion. Net deposits in pensions declined to USD 1.1 billion. Volatility in withdrawal rates on plan terminations and participant discontinuance can result in significant deviations in net deposits in pension over the year. Net flows into retail mutual funds were approximately stable at USD 0.1 billion. Fixed annuities experienced net outflows of USD 0.7 billion due to the overall portfolio reduction as part of a strategic repositioning of the business.

New life sales declined 19% to USD 154 million, driven by lower universal life sales due to product withdrawals and product redesign. New premium production for accident and health insurance was stable at USD 230 million.

Market consistent value of new business

The market consistent value of new business strongly increased to USD 242 million in the fourth quarter of 2013, resulting from strong improvements in variable annuities and life products. The former benefited from higher sales volumes as well as increased margins, partially driven by higher interest rates. The improvement in life insurance is primarily the result of product withdrawals and product redesign, mainly on universal life products with secondary guarantees.

Revenue-generating investments

Revenue-generating investments increased 3% to USD 363 billion during the fourth quarter. Investments for account of policyholders and off balance sheet investments for third parties were up by 6%, driven by net deposits as well as positive market movements. This increase was only partly offset by a decrease in general account assets as a result of outflows from the run-off businesses and fixed annuities.

Americas c)

USD millions	Notes	Q4 2013	Q3 2013%		Q4 2012%		FY 2013	FY 2012%
Underlying earnings before tax by line of business
Life and protection		180	219	(18)	188	(4)	752	746	1
Fixed annuities		52	37	41	63	(17)	205	255	(20)
Variable annuities		107	136	(21)	112	(4)	450	359	25
Retail mutual funds		11	9	22	8	38	33	25	32

Individual savings and retirement products		170	182	(7)	183	(7)	688	639	8
Employer solutions & pensions		88	90	(2)	73	21	350	319	10
Canada		3	(3)	—	9	(67)	18	40	(55)
Latin America		4	2	100	4	—	9	12	(25)

Underlying earnings before tax		445	490	(9)	457	(3)	1,817	1,756	3

Fair value items		(129)	(662)	81	(22)	—	(1,288)	(98)	—
Realized gains / (losses) on investments		37	11	—	57	(35)	148	225	(34)
Impairment charges		5	(21)	—	(40)	—	(56)	(151)	63
Other income / (charges)		(16)	119	—	(34)	53	95	(37)	—
Run- off businesses		18	1	—	(17)	—	18	4	—

Income before tax		361	(62)	—	401	(10)	734	1,699	(57)
Income tax		(147)	73	—	(83)	(77)	(142)	(342)	58

Net income		214	11	—	318	(33)	592	1,357	(56)

Net underlying earnings		326	371	(12)	343	(5)	1,328	1,288	3

Commissions and expenses		1,093	1,081	1	1,090	—	4,332	4,276	1
of which operating expenses		500	506	(1)	489	2	1,985	1,823	9

New life sales	12
Life single premiums		39	30	30	93	(58)	133	276	(52)
Life recurring premiums annualized		151	151	—	181	(17)	602	640	(6)

Total recurring plus 1/10 single		154	154	—	191	(19)	615	668	(8)

Life & protection		128	124	3	163	(21)	505	563	(10)
Canada		17	19	(11)	16	6	68	60	13
Latin America		9	11	(18)	12	(25)	42	45	(7)

Total recurring plus 1/10 single		154	154	—	191	(19)	615	668	(8)

New premium production accident and health insurance		230	201	14	230	—	902	905	—

Gross deposits (on and off balance) by line of business	12
Life & protection		3	5	(40)	4	(25)	11	12	(8)
Fixed annuities		104	123	(15)	145	(28)	552	371	49
Variable annuities		2,299	2,324	(1)	1,441	60	8,496	5,350	59
Retail mutual funds		940	950	(1)	998	(6)	4,301	3,437	25

Individual savings & retirement products		3,344	3,397	(2)	2,584	29	13,349	9,158	46
Employer solutions & pensions		6,236	7,094	(12)	5,948	5	24,222	25,383	(5)
Canada		24	23	4	37	(35)	125	177	(29)
Latin America		4	3	33	6	(33)	18	17	6

Total gross deposits		9,610	10,522	(9)	8,579	12	37,725	34,747	9

Net deposits (on and off balance) by line of business	12
Life & protection		(10)	(8)	(25)	(9)	(11)	(40)	(37)	(8)
Fixed annuities		(657)	(557)	(18)	(732)	10	(2,375)	(2,511)	5
Variable annuities		1,279	1,362	(6)	444	188	4,644	1,732	168
Retail mutual funds		64	25	156	112	(43)	482	322	50

Individual savings & retirement products		686	830	(17)	(176)	—	2,751	(457)	—
Employer solutions & pensions		1,077	2,655	(59)	1,317	(18)	6,376	5,368	19
Canada		(100)	(80)	(25)	(114)	12	(370)	(401)	8
Latin America		3	3	—	5	(40)	12	13	(8)

Total net deposits excluding run-off businesses		1,656	3,400	(51)	1,023	62	8,730	4,486	95
Run-off businesses		(242)	(644)	62	(780)	69	(3,140)	(3,265)	4

Total net deposits		1,415	2,756	(49)	243	—	5,590	1,221	—

Revenue-generating investments

	Dec. 31,	Sept. 30,
	2013	2013	%
Revenue-generating investments (total)	363,262	352,553	3

Investments general account	104,425	106,324	(2)
Investments for account of policyholders	103,659	98,199	6
Off balance sheet investments third parties	155,179	148,030	5

THE NETHERLANDS

•	Underlying earnings before tax up to EUR 110 million, mainly driven by a benefit from observed mortality of EUR 25 million

•	Net income declines to EUR 23 million, mainly due to lower fair value items

•	New life sales decline to EUR 95 million due to the absence of a large pension transaction

Underlying earnings before tax

Underlying earnings from Aegon’s operations in the Netherlands increased to EUR 110 million, mainly driven by a benefit resulting from observed mortality of EUR 25 million.

•	Earnings from Aegon’s Life & Savings operations in the Netherlands declined to EUR 59 million. Higher investment income was more than offset by the non-recurrence of a benefit resulting from observed mortality of EUR 24 million recorded in the fourth quarter of 2012. In addition, earnings were impacted by EUR 7 million from reduced policy charges on unit-linked products, as part of the acceleration of product improvements to unit-linked insurance policies.

•	Earnings from the Pension business amounted to EUR 52 million, mainly driven by a one-time benefit resulting from observed mortality of EUR 25 million and higher income on mortgage investments allocated to the investment portfolio of the Pension business as production increased. In addition, earnings in the fourth quarter of 2012 suffered from a one-time charge resulting from observed mortality of EUR 17 million and unfavorable mortality.

•	Non-life earnings amounted to a loss of EUR 6 million. Claims in the general insurance business increased because of the large storm in October and several large fires, which more than offset lower expenses and higher investment income. Management actions have been taken to further improve the profitability of the Non-life business, including ending the relationship with several proxy underwriters during the fourth quarter.

•	The distribution businesses recorded a profit of EUR 6 million, up 20% from the fourth quarter of 2012. This was primarily driven by acquiring additional portfolio servicing contracts, next to a continued focus on cost control.

Net income

Net income from Aegon’s businesses in the Netherlands declined to EUR 23 million. Results on fair value items amounted to a loss of EUR 145 million, which was primarily driven by a loss on the guarantee portfolio of EUR 113 million. This was mainly the result of the tightening of Aegon’s credit spread and model refinements. Realized gains on investments totaled EUR 66 million and were the result of adjustments to the asset mix to bring it in line with the new regulatory yield curve and selective de-risking, which has been completed during the fourth quarter. Impairments amounted to a positive EUR 3 million, primarily driven by model refinements on the residential mortgage portfolio. Incurred losses on the mortgage portfolio did not show a significant increase in the fourth quarter. Other charges were EUR 6 million, mainly caused by restructuring costs.

Return on capital

The return on average capital, excluding revaluation reserves and defined benefit plan remeasurements, invested in Aegon’s businesses in the Netherlands increased to 9.0%, driven by higher net underlying earnings. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses were down 2% to EUR 190 million, as investments in the business were more than offset by lower employee benefit expenses.

Sales

New life sales amounted to EUR 95 million in the fourth quarter. Individual life sales declined 11% to EUR 8 million, as the ongoing shift to banksparen products more than offset higher term life sales related to new mortgage production. The Life & Savings business is increasingly acting as a mortgage originator for other parts of Aegon, including the Pension business and Asset Management, through the launch of the Dutch Mortgage Fund. Pension sales amounted to EUR 87 million. Despite signing multiple new contracts, sales were down 45% as the comparable quarter in 2012 contained a single very large transaction.

Production of mortgages in the fourth quarter of 2013 amounted to EUR 1.1 billion, 59% higher than in the fourth quarter of 2012, mainly driven by the recently launched Dutch Mortgage Fund for third party investors. Premium production for accident and health dropped to EUR 1 million, resulting from a focus on profitability. General insurance production amounted to EUR 6 million.

Gross deposits increased to EUR 329 million, as a higher production of banksparen products more than offset a decline in traditional savings deposits.

Market consistent value of new business

The market consistent value of new business in the Netherlands amounted to EUR 59 million, down 31% compared to the fourth quarter of 2012. This decline was driven by a lower contribution from mortgages as margins declined.

Revenue-generating investments

Revenue-generating investments amounted to EUR 72 billion, up 1% compared with the previous quarter.

The Netherlands c)

EUR millions	Notes	Q4 2013	Q3 2013%		Q4 2012%		FY 2013	FY 2012%
Underlying earnings before tax by line of business
Life and Savings		59	59	—	79	(25)	243	267	(9)
Pensions		52	27	93	5	—	111	67	66
Non-life		(6)	(3)	(100)	(4)	(50)	(20)	(27)	26
Distribution		6	2	200	5	20	18	16	13
Share in underlying earnings before tax of associates		—	—	—	—	—	2	2	—

Underlying earnings before tax		110	85	29	85	29	355	325	9

Fair value items		(145)	14	—	8	—	(240)	123	—
Realized gains / (losses) on investments		66	190	(65)	70	(6)	342	138	148
Impairment charges		3	(13)	—	(10)	—	(32)	(29)	(10)
Other income / (charges)		(6)	(2)	(200)	(7)	14	(36)	(279)	87

Income before tax		28	274	(90)	146	(81)	388	278	40
Income tax		(4)	(84)	95	(28)	86	(97)	(11)	—

Net income		23	190	(88)	118	(81)	292	267	9

Net underlying earnings		86	66	30	69	25	274	260	5

Commissions and expenses		250	240	4	255	(2)	997	1,036	(4)
of which operating expenses		190	182	4	194	(2)	732	746	(2)

New life sales
Life single premiums		810	192	—	1,024	(21)	1,737	1,604	8
Life recurring premiums annualized		14	3	—	64	(78)	32	86	(63)

Total recurring plus 1/10 single		95	23	—	166	(43)	206	246	(16)
Life and Savings		8	8	—	9	(11)	40	46	(13)
Pensions		87	15	—	157	(45)	166	200	(17)

Total recurring plus 1/10 single		95	23	—	166	(43)	206	246	(16)
New premium production accident and health insurance		1	5	(80)	6	(83)	24	21	14
New premium production general insurance		6	6	—	7	(14)	26	30	(13)

Gross deposits (on and off balance) by line of business
Life and Savings		329	278	18	282	17	1,338	1,484	(10)

Total gross deposits		329	278	18	282	17	1,338	1,484	(10)

Net deposits (on and off balance) by line of business
Life and Savings		(87)	(64)	(36)	(248)	65	(199)	(979)	80

Total net deposits		(87)	(64)	(36)	(248)	65	(199)	(979)	80

Revenue-generating investments

	Dec. 31,	Sept. 30,
	2013	2013	%
Revenue-generating investments (total)	71,993	71,001	1

Investments general account	45,354	44,431	2
Investments for account of policyholders	25,646	25,560	—
Off balance sheet investments third parties	994	1,010	(2)

UNITED KINGDOM

•	Strong platform growth; assets reach GBP 1.3 billion by the end of 2013

•	Underlying earnings before tax of GBP 18 million; impacted by technology investments of GBP 7 million in the quarter

•	Net income down to GBP 2 million due to business transformation costs

•	New life sales return to normal level at GBP 179 million, following exceptionally high pre-RDR sales levels in previous quarters; full year new life sales up 13%

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in the UK declined to GBP 18 million in the fourth quarter, driven by investments in technology of GBP 7 million.

•	Earnings from Life increased 53% to GBP 26 million, driven by a one-time benefit from reserving changes for annuity products of GBP 8 million.

•	Earnings from Pensions amounted to a loss of GBP 9 million. Earnings benefited from the favorable impact of higher equity markets compared to the fourth quarter of 2012. This was more than offset by GBP 7 million of expenses related to creating a digital capability for the non-advised client group in order to facilitate the upgrade to the platform and a one-time loss of GBP 2 million. Adverse persistency amounted to GBP 4 million in the fourth quarter, which was driven by outflow from the individual non-platform business. To improve persistency, Aegon will launch its self-service platform aimed at non-advised clients, which is planned for the first half of 2014.

Net income

Net income amounted to GBP 2 million. Business transformation costs of GBP 13 million in the fourth quarter of 2013 were mostly related to in-sourcing the platform servicing and development and other restructuring costs. The business transformation is expected to continue into 2014. The loss on fair value items was GBP 5 million, driven by equity hedges to protect the capital position. Realized gains amounted to GBP 8 million, resulting from selective de-risking.

Return on capital

The return on average capital, excluding revaluation reserves and defined benefit plan remeasurements, invested in Aegon’s businesses in the United Kingdom declined to 1.4% in the fourth quarter of 2013. This was primarily caused by expenses related to investments in technology.

Operating expenses

Operating expenses for the fourth quarter of 2013 increased 24% to GBP 84 million, as expenses related to investments in technology and business transformation costs of GBP 20 million were incurred. Excluding these costs, expenses were down as compared to the fourth quarter of 2012, due to cost reductions and the divestment of distribution firm Positive Solutions in the second quarter of 2013.

Sales

Platform assets continued to grow during the fourth quarter of 2013, reaching GBP 1.3 billion by the end of 2013. Driving corporate business from pre-RDR propositions onto the platform is a key focus going forward given the relative immaturity of the corporate platform market. In addition, in light of the evolving market and regulatory changes, development of a front-end technology interface on the platform is key to gain better engagement and interaction with customers. This development, to be implemented in first half of 2014, will position Aegon in the broader savings and retirement market across the individual and corporate market. This will be built on the same technology as the Aegon Retirement Choices platform.

Gross deposits in the fourth quarter amounted to GBP 52 million, driven by platform savings products, as the platform gained momentum in the market. New life sales were down 28% to GBP 179 million compared to the fourth quarter of 2012, which was a particularly strong quarter due to the introduction of RDR on January 1, 2013.

Market consistent value of new business

The market consistent value of new business in the UK declined to GBP 6 million, driven by lower margins and volumes on annuities and lower volumes in pensions.

Revenue-generating investments

Revenue-generating investments were stable at GBP 57 billion in the fourth quarter.

United Kingdom c)

GBP millions	Notes	Q4 2013	Q3 2013%		Q4 2012%		FY 2013	FY 2012%
Underlying earnings before tax by line of business
Life		26	17	53	17	53	83	66	26
Pensions		(9)	6	—	5	—	2	25	(92)
Distribution		—	—	—	—	—	(2)	(2)	—

Underlying earnings before tax		18	23	(22)	22	(18)	84	89	(6)

Fair value items		(5)	(6)	17	(9)	44	(14)	(26)	46
Realized gains / (losses) on investments		8	8	—	28	(71)	41	68	(40)
Impairment charges		(2)	(11)	82	—	—	(26)	—	—
Other income / (charges)	7	2	(1)	—	1	100	(38)	28	—

Income before tax		22	13	69	42	(48)	46	159	(71)
Income tax attributable to policyholder return		(15)	(8)	(88)	(5)	(200)	(27)	(32)	16

Income before income tax on shareholders return		6	5	20	37	(84)	19	127	(85)
Income tax on shareholders return		(5)	83	—	(6)	17	83	13	—

Net income		2	88	(98)	31	(94)	102	140	(27)

Net underlying earnings		11	101	(89)	20	(45)	155	112	38

Commissions and expenses		155	143	8	158	(2)	629	594	6
of which operating expenses		84	78	8	68	24	328	269	22

New life sales	8
Life single premiums		917	796	15	694	32	3,446	2,529	36
Life recurring premiums annualized		87	110	(21)	178	(51)	516	505	2

Total recurring plus 1/10 single		179	190	(6)	247	(28)	860	758	13

Life		13	15	(13)	19	(32)	58	72	(19)
Pensions		166	175	(5)	228	(27)	802	686	17

Total recurring plus 1/10 single		179	190	(6)	247	(28)	860	758	13

Gross deposits (on and off balance) by line of business
Variable annuities		1	—	—	4	(75)	3	22	(86)
Savings		51	86	(41)	8	—	236	8	—

Total gross deposits		52	86	(40)	12	—	239	30	—

Net deposits (on and off balance) by line of business
Variable annuities		(15)	(10)	(50)	(5)	(200)	(43)	(11)	—
Savings		46	78	(41)	8	—	222	8	—

Total net deposits		31	68	(54)	3	—	179	(3)	—

Revenue-generating investments

	Dec. 31, 2013	Sept. 30, 2013%
Revenue-generating investments (total)	57,277	56,890	1

Investments general account	8,938	9,042	(1)
Investments for account of policyholders	48,101	47,658	1
Off balance sheet investments third parties	239	190	26

NEW MARKETS

•	Underlying earnings before tax down 6% to EUR 49 million mainly driven by divestments and insurance tax in Hungary

•	Net income of EUR 24 million, including a final write down of EUR 10 million on intangibles related to Polish pension funds

•	New life sales increased to EUR 58 million due to growth in Asia

Underlying earnings before tax

In New Markets, Aegon’s underlying earnings before tax declined 6% to EUR 49 million, as higher earnings from Asia were more than offset by the introduction of the insurance tax in Hungary and a divestment in Spain.

•	Earnings from Central & Eastern Europe declined 40% to EUR 15 million, which was primarily driven by the introduction of the insurance tax in Hungary, which amounted to EUR 3 million. In addition, earnings were impacted by a lower non-life result in Hungary and the impact of the inclusion of the business in Ukraine, which showed a loss of EUR 2 million in the fourth quarter.

•	Results from Aegon’s operations in Asia improved and amounted to EUR 1 million, driven by the positive impact of the growth of the business and the non-recurrence of several small one-time charges booked in the fourth quarter of 2012.

•	Earnings from Spain & France decreased to EUR 7 million due to the divestment of the joint venture with Unnim, which contributed EUR 4 million in the fourth quarter of 2012. The new joint venture with Santander added EUR 5 million to underlying earnings, which was mostly offset by higher investments in developing a direct distribution channel. The earnings contribution from partner La Mondiale in France was stable compared to the same quarter last year and amounted to EUR 5 million.

•	Results from Variable Annuities Europe amounted to EUR 3 million, mainly resulting from lower expenses.

•	Earnings from Aegon Asset Management declined 4% to EUR 23 million, as the positive impact of higher third party asset balances was more than offset by the loss of earnings from the sale of hedge fund manager Prisma, which added EUR 2 million to underlying earnings in the fourth quarter of 2012.

Net income

The net income from Aegon’s operations in New Markets amounted to EUR 24 million. Lower impairment charges were more than offset by the absence of gains on divestments and an additional impairment on intangible assets of EUR 10 million related to the Polish pension fund business.

In December 2013, the Polish parliament approved legislation to overhaul the existing state pension system. In anticipation thereof, in the third quarter of 2013 Aegon already decided to largely impair the intangible assets related to the Polish pension business by EUR 182 million. However, the final legislation was more unfavorable than anticipated, resulting in a full write down of the intangible assets. This resulted in an additional charge of EUR 10 million in the fourth quarter.

Impairments amounted to EUR 6 million, driven by the Hungarian foreign currency mortgage portfolio. Impairments were negatively impacted by client anticipation on additional debt relief measures announced by the Hungarian government in the fourth quarter.

Return on capital

The return on average capital, excluding revaluation reserves, invested in Aegon’s businesses in New Markets declined to 5.8%, mainly the result of lower net underlying earnings. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased 15% to EUR 176 million in the fourth quarter. This was primarily driven by higher variable expenses in Aegon Asset Management, higher costs in Asia, which were driven by investments to support future growth, and the introduction of the insurance tax in Hungary.

Sales

New life sales increased 2% to EUR 58 million.

•	In Central & Eastern Europe, new life sales declined 9% to EUR 29 million. Sales growth in Turkey due to improved distribution productivity was more than offset by lower sales in Poland resulting from reduced production in the broker channel.

•	In Asia, new life sales increased 36% to EUR 15 million. This was mainly driven by the launch of a new universal life product in the fourth quarter of 2013 and a small number of large policies written.

New life sales in Spain were stable at EUR 14 million, as the sales contribution from the joint venture with Santander was offset by the loss of sales from the joint venture with Unnim, which was divested in the second quarter of 2013. The joint venture with Santander accounted for EUR 5 million of the new life sales in the fourth quarter of 2013.

New premium production from Aegon’s accident and health insurance business declined to EUR 10 million, mainly driven by lower sales of the direct marketing activities in Japan. New premium production from Aegon’s general insurance business was up 22% to EUR 11 million, driven by the inclusion of the Santander joint venture and growth in Central & Eastern Europe.

Gross deposits in New Markets amounted to EUR 3.2 billion, up 36% from the fourth quarter of 2012. Gross deposits in Aegon Asset Management increased 37% to EUR 2.9 billion, mainly driven by strong growth in institutional sales in the United States and the Netherlands. Gross deposits in Asia quadrupled to EUR 164 million driven by strong sales of variable annuities in Japan.

Market consistent value of new business

The market consistent value of new business in New Markets declined 19% to EUR 22 million. The negative impact of the divestments in Spain and lower sales in Poland more than offset the strong improvement in Asia compared to the fourth quarter of 2012, which was driven by increased sales.

Revenue-generating investments

Revenue-generating investments increased 2% to EUR 71 billion during the fourth quarter of 2013, driven by net inflows and higher equity markets.

New Markets c)

EUR millions	Notes	Q4 2013	Q3 2013%		Q4 2012%		FY 2013	FY 2012%
Underlying earnings before tax
Central Eastern Europe		15	17	(12)	25	(40)	59	85	(31)
Asia		1	27	(96)	(8)	—	42	19	121
Spain & France		7	5	40	11	(36)	33	69	(52)
Variable Annuities Europe		3	1	200	—	—	7	—	—
Aegon Asset Management		23	24	(4)	24	(4)	95	101	(6)

Underlying earnings before tax		49	74	(34)	52	(6)	236	274	(14)

Fair value items		2	(12)	—	5	(60)	(21)	(1)	—
Realized gains / (losses) on investments		1	(4)	—	—	—	—	10	—
Impairment charges		(6)	(4)	(50)	(17)	65	(16)	(26)	38
Other income / (charges)		(11)	(124)	91	139	—	(33)	113	—

Income before tax		35	(70)	—	179	(80)	167	370	(55)
Income tax		(11)	6	—	(53)	79	(34)	(121)	72

Net income		24	(64)	—	126	(81)	133	249	(47)

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		23	(64)	—	126	(82)	131	248	(47)
Non-controlling interests		2	—	—	—	—	3	1	200

Net underlying earnings		34	48	(29)	36	(6)	159	185	(14)

Commissions and expenses		256	270	(5)	216	19	988	870	14
of which operating expenses		176	162	9	153	15	656	613	7

New life sales	12
Life single premiums		155	133	17	103	50	611	471	30
Life recurring premiums annualized		42	37	14	47	(11)	167	206	(19)

Total recurring plus 1/10 single		58	51	14	57	2	228	253	(10)

Life		57	50	14	57	—	224	245	(9)
Associates		1	1	—	—	—	4	8	(50)

Total recurring plus 1/10 single		58	51	14	57	2	228	253	(10)

Central Eastern Europe		29	25	16	32	(9)	108	114	(5)
Asia		15	14	7	11	36	67	53	26
Spain & France		14	12	17	14	—	54	86	(37)

Total recurring plus 1/10 single		58	51	14	57	2	228	253	(10)

New premium production accident and health insurance		10	10	—	12	(17)	43	42	2
New premium production general insurance		11	10	10	9	22	35	25	40

Gross deposits (on and off balance)	12
Central Eastern Europe		59	75	(21)	64	(8)	248	316	(22)
Asia		164	169	(3)	43	—	587	169	—
Spain & France		1	—	—	14	(93)	9	45	(80)
Variable Annuities Europe		89	103	(14)	118	(25)	424	463	(8)
Aegon Asset Management		2,866	2,343	22	2,095	37	13,018	9,916	31

Total gross deposits		3,179	2,690	18	2,334	36	14,287	10,909	31

Net deposits (on and off balance)	12
Central Eastern Europe		46	59	(22)	15	—	109	55	98
Asia		156	162	(4)	41	—	541	162	—
Spain & France		(1)	—	—	2	—	(8)	(42)	81
Variable Annuities Europe		(17)	1	—	2	—	(32)	46	—
Aegon Asset Management		700	604	16	386	81	3,479	3,416	2

Total net deposits		885	826	7	446	98	4,089	3,637	12

Revenue-generating investments

	Dec. 31, 2013	Sept. 30, 2013%
Revenue-generating investments (total)	70,705	69,197	2

Investments general account	3,396	3,341	2
Investments for account of policyholders	6,357	6,056	5
Off balance sheet investments third parties	60,951	59,800	2

Market consistent value of new business

	MCVNB					MCVNB
EUR millions, after tax	Q4 2013	Q3 2013%		Q4 2012%		FY 2013	FY 2012%
Americas	179	177	1	63	184	565	228	148
The Netherlands	59	70	(16)	86	(31)	266	202	32
United Kingdom	8	11	(27)	28	(71)	60	101	(41)
New Markets	22	27	(19)	27	(19)	95	88	8

Total	268	285	(6)	204	31	986	619	59

Modeled new business, APE and deposits

		Premium business APE					Premium business APE
EUR millions	Notes	Q4 2013	Q3 2013%		Q4 2012%		FY 2013	FY 2012%
	9
Americas		282	264	7	307	(8)	1,130	1,150	(2)
The Netherlands		191	45	—	253	(25)	399	445	(10)
United Kingdom		201	205	(2)	256	(21)	986	860	15
New Markets		112	95	18	113	(1)	409	451	(9)

Total		787	609	29	929	(15)	2,924	2,906	1

		Deposit business Deposits					Deposit business Deposits
EUR millions	Notes	Q4 2013	Q3 2013%		Q4 2012%		FY 2013	FY 2012%
	9
Americas		6,717	7,050	(5)	4,328	55	23,792	20,272	17
United Kingdom		—	—	—	5	—	3	27	(89)
New Markets		258	273	(5)	132	95	1,011	560	81

Total		6,975	7,323	(5)	4,465	56	24,805	20,859	19

MCVNB/PVNBP summary

		Premium business				Premium business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE	MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE
EUR millions	Notes	Q4 2013%			%	FY 2013%			%
	10
Americas		69	1,211	5.7	24.4	240	4,835	5.0	21.2
The Netherlands		63	2,271	2.8	33.1	273	5,776	4.7	68.4
United Kingdom		8	1,326	0.6	3.9	61	6,579	0.9	6.1
New Markets		22	950	2.3	19.7	97	3,458	2.8	23.8

Total		162	5,759	2.8	20.6	671	20,649	3.2	22.9

		Deposit business				Deposit business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits	MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits
EUR millions	Notes	Q4 2013%			%	FY 2013%			%
	10
Americas		110	11,766	0.9	1.6	326	37,990	0.9	1.4
The Netherlands		(4)	148	(2.8)	—	(7)	368	(1.9)	—
United Kingdom		—	—	—	—	—	3	—	—
New Markets		—	285	—	(0.1)	(3)	1,169	(0.2)	(0.3)

Total		106	12,199	0.9	1.5	316	39,530	0.8	1.3

Notes:

1)	For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax (including joint ventures (jv’s) and associated companies), income before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures in Spain, China and Japan and Aegon’s associates in India, Brazil and Mexico. Aegon believes that its non-IFRS measures provide meaningful information about the underlying operating results of its business including insight into the financial measures that Aegon’s senior management uses in managing its business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs) and that can make the comparability from period to period difficult.

For a definition of underlying earnings and the reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, reference is made to Note 3 “Segment information” of Aegon’s condensed consolidated interim financial statements.

2)	This note is not being used.
3)	Sales is defined as new recurring premiums plus 1/10 of single premiums plus 1/10 of gross deposits plus new premium production accident and health plus new premium production general insurance.
4)	The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk free rates (swap curves), with the exeption of an allowance for liquidity premium. The market consistent value of new business is calculated on a post tax basis, after allowing for the time value financial options and guarentees, a market value margin for non-hedgeable financial and non-financial risks and the costs of non-hedgeable stranded capital.
5)	Return on equity is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares, the revaluation reserve and the reserves related to defined benefit plans.
6)	This note is not being used.
7)	Included in other income/(charges) are charges made to policyholders with respect to income tax in the United Kingdom.
8)	Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities.
9)	APE = recurring premium + 1/10 single premium.
10)	PVNBP: Present value of new business premiums (PVNBP) is the premiums for the new business sold during the reporting period, projected using assumptions and projection periods that are consistent with those used to calculate the market consistent value of new business, discounted back to point of sale using the swap curve (plus liquidity premium where applicable).
11)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

	Q4 2013	FY 2013
Employee expenses	518	2,060
Administrative expenses	306	1,158

Operating expenses for IFRS reporting	824	3,219
Operating expenses related to jv’s and associates	26	110

Operating expenses in earnings release	850	3,328

12)	New life sales, gross deposits and net deposits data include results from Aegon’s joint ventures in Spain, China and Japan and Aegon’s associates in India, Brazil and Mexico and are consolidated on a proportionate basis.
13)	Operational free cash flow reflect the sum of the return on free surplus, earnings on in-force business, release of required surplus on in-force business reduced by new business first year strain and required surplus on new business.
a)	The calculation of the IGD (Insurance Group Directive) capital surplus and ratio are based on Solvency I capital requirements on IFRS for entities within the EU (Pillar 1 for Aegon UK), and local regulatory solvency measurements for non-EU entities.

Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US. The calculation of the IGD ratio excludes the available and required capital of the UK With-Profit funds. In the UK solvency surplus calculation the local regulator only allows the available capital number of the With-Profit funds included in overall local available capital to be equal to the amount of With-Profit funds’ required capital.

b)	The results in this release are unaudited.
c)	2012 comparative figures have been restated to reflect changes in accounting policies driven by IFRS 10 and 11 as well as IAS 19. Refer for more details to the Q4 2013 condensed consolidated interim financial statements.

ADDITIONAL INFORMATION

The Hague – February 20, 2014

Conference call

09:00 a.m. CET

Analyst & investor Q&A

09:30 a.m. CET

Media Q&A

10:00 a.m. CET

Audio webcast on aegon.com

Dial-in numbers

United States: +1 480 629 9673

United Kingdom: +44 207 153 2027

The Netherlands: +31 45 631 6902

Two hours after the conference call, a replay will be available on aegon.com.

Presentations

Presentations will be available on aegon.com at 7:30 a.m. CET

Supplements

Aegon’s Q4 2013 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on aegon.com.

About Aegon

As an international insurance, pensions and asset management company based in The Hague, Aegon has businesses in over 25 markets in the Americas, Europe and Asia. Aegon companies employ over 26,500 people and have millions of customers across the globe. Further information: aegon.com.

DISCLAIMERS

Cautionary note regarding non-IFRS measures

This document includes the non-IFRS financial measures: underlying earnings before tax, income tax, income before tax and market consistent value of new business. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business, to the most comparable IFRS measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Market consistent value of new business is not based on IFRS, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Aegon believes that its non-IFRS measures, together with the IFRS information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•	Consequences of a potential (partial) break-up of the euro or the potential independence of Scotland from the United Kingdom

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates;

•	Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, may affect Aegon’s reported results and shareholders’ equity;

•	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and

•	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.